

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 24, 2016

<u>Via E-mail</u>
Andrew Hidalgo
Chief Executive Officer
H/Cell Energy Corporation
97 River Road
Flemington, New Jersey 08822

> **Re: H/Cell Energy Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 9, 2016**
> **File No. 333-212315**

Dear Mr. Hidalgo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2016 letter.

Overview, page 2

1.   Based on your response to prior comment 1, it appears that you have one contract for installation of a system. Please revise the prospectus, where appropriate, to provide a more detailed discussion of the basis for your belief that you will design and install 12 hydrogen energy systems. Specifically, please discuss the number and status of your present inquiries and whether the inquiries have been submitted by related parties.

2.   Also, with regard to prior comment 1, please include all information required by Item 404 of Regulation S-K. For example only, we note that you have not included the approximate dollar value involved in the transaction. Also, to the extent you have determined, please disclose the approximate dollar value you will pay your related party subcontractor.

Market Potential, page 2

3.   We note your responses to prior comment 3. However, the usefulness of the projections
        is not clear given that the projections do not predict the growth or decline of the hydrogen
        gas market. Please revise your disclosure to clarify its meaning for investors.

Technology Overview, page 2

4.   We note your response to prior comments 2, 6 and 12; however, it appears there are
        safety concerns in storing flammable gases, such as hydrogen and propane. Please
        disclose the material safety concerns of storing hydrogen gas, including any safety
        concerns that impact your ability to obtain a license and permit to store hydrogen gas.
        Also include proper risk factor disclosure regarding any hazards of storing flammable
        gas. Otherwise, supplementally provide information that supports your basis that storing
        flammable gas poses no risks or safety concerns.

Cost Savings, page 3

5.   We note your response to prior comment 4. Please move this disclosure to an appropriate
        section of your registration statement where you may fully discuss the assumptions and
        limitations of your calculations. Also, please provide the basis for your statements that
        the average system costs $100,000 and the average electricity bill is $500 a month.
        Balance your disclosure with the information provided in your response that the
        economics of your system have not yet been proven given the industry's early stage of
        development. In this regard, clearly disclose that your calculations are based on a small
        sample size that may not prove meaningful or accurate.

Business Overview, page 16

6.   Please revise the prospectus to provide the information provided in the second-to-last
        sentence of your supplemental response to prior comment 10.

Liquidity and Capital Resources, page 18

7.   We note your response to prior comment 11; however, it is unclear how you will fund the
        construction of 12 HC-1 systems in the next 18 months. In this regard, it is unclear
        whether you will require up-front payments or customer deposits in order to fund the
        construction. Please revise to clarify.

Technology Overview, page 21

8.   We note your response to prior comment 13; however, it remains unclear how you have
        concluded that hydrogen gas is the "safest" form of energy when there are other energy
        sources that do not involve storing flammable gas. Furthermore, it remains unclear how

you have concluded that hydrogen gas is the "most efficient" energy source when it appears there are other energy sources which the industry may consider more efficient, such as fossil fuels.

9.   We note your response to prior comment 14. However, given your disclosure that cost is the primary impediment to the adoption of hydrogen gas, it appears that a comparison of the production costs of hydrogen gas versus fossil fuel would be material to an investment decision. The additional considerations identified in your response may be appropriately discussed as mitigating factors in your prospectus disclosure.

Completed Projects, page 24

10.   We note your response to prior comment 18. Please discuss the variables which affect pricing and disclose the anticipated range of prices per installation.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: James M. Turner, Esq.
        Sichenzia Ross Friedman Ference LLP